Exhibit 99.1

Genetic Technologies Company Profile 01 May 2019

Forwardlookingstatements This presentation may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 with respect to the financial condition, results and business achievements/performance of Genetic Technologies Limited and certain of the plans and objectives of its management. These statements are statements that are not historical facts. Words such as “should”, “expects”, “anticipates”, “estimates”, “believes” or similar expressions, as they relate to Genetic Technologies Limited, are intended to identify forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect Genetic Technologies’ current expectations and assumptions as to future events and circumstances that may not prove accurate. There is no guarantee that the expected events, trends or results will actually occur. Any changes in such assumptions or expectations could cause actual results to differ materially from current expectations. 2

Whoweare Research and Development leader in the genomics sector • Developing and commercialising a suite of genetic risk assessment products to prevent morbidity and mortality across a range of diseases 20 years experience bringing genomics products to market • Progressive R&D and commercialisation partner to • • • Universities Research organisations • Companies exploring delivery technologies genomic solutions new for Dual listed on the ASX (GTG) and Nasdaq (GENE) 3

Our • vision To improve health outcomes for people around the world by providing individuals and their physicians with the risk assessment tools to develop personalised health management plans for early detection and treatment of chronic disease To continually strive to maintain our standing as a global leader in genomics by investing in our own research capabilities and by forming partnerships with experts from world class organisations • 4

GTG corporate overview 5

Ourgenetictestpredictsawoman’srisk ofdevelopingbreastcancer BREVAGenplus® is a first-to-market, clinically validated genetic risk assessment for non-hereditary (sporadic) breast cancer Simple cheek swab that helps determine a woman’s risk of developing breast cancer First test of its kind to be clinically validated evaluate risk for sporadic breast cancer to Validated for use in Caucasian, African American and Hispanic women over age 35 6

Precisionmedicine 1 in eight women will get breast cancer in their lifetime Screening programs that test all women at the same intervals overscreening 7 women and underscreening 1 woman • • will be Our risk assessment test offers health policy regulators and clinicians the potential for more efficient use of screening resources • 7

Earlydetection=betteroutcomes 5 year survival rates dramatically improve when breast cancer is diagnosed before spreading to other parts of the body 8 https://www.cancer.org/cancer/breast-cancer/understanding-a-breast-cancer-diagnosis/breast-cancer-survival-rates.html

Early diagnosis =lessexpensive treatment Stage I $ 55,000 First year treatment costs for Stage II $103,000 breast cancer Stage III and IV $127,000 USD, study based on US patients, 2003-2010 9 https://journals.plos.org/plosone/article/figure?id=10.1371/journal.pone.0207993.t001

Targetedscreening andprevention Screening More frequent mammograms or MRIs BREVAGenplus® enables the targeting of limited resources to women who are most likely to develop breast cancer. Medication Selective estrogen receptor modulators (SERMs) or aromatase inhibitors (AIs) Lifestyle Weight loss, alcohol consumption, physical activity 10

Wearedeveloping new genetic screening tests 2Q 2019 3Q 2019 4Q 2019 2020 * Tests are developed and market launch is scheduled. 11

GTG’senhancedbreast covers95%ofwomen cancer test Only 5% of women with breast cancer have a pathogenic variant, such as BRCA • 85% of women have no family history of breast cancer 10% have a family history but no pathogenic variants, such as BRCA • 95%of women Our test covers 12 * Pathogenic variants include those in moderate and high penetration, including but not limited to ATM, BRCA1/2, BRIP1, CDH1, CHEK2, PALB2, PTEN, TP53.

GTGhasdevelopedaworld-first polygenicrisktest for colon cancer Risk stratification enables precision screening and Easy-to-use test solves personalised prevention the compliance problem Clinically actionable results 5-year, 10-year and lifetime risk Informs screening and health monitoring for those most at risk Report sent to Simple cheek your doctor swab test 13

Collaborationwith world-leading partners

Development of Commercialization Strategy with TGen MOU Signed GTG and TGen will cooperate in the development of a commercialisation strategy and infrastructure development for a suite of polygenic risk tests to be made available in the US market. The collaboration will be wide in scope covering: • • • Distribution Channel Reimbursement Strategy Further Research 15

Translational Genomics Research Institute (TGen): Collaborative Network

Genetic Technologies

Background
- Est. 2002
- Non-profit (501c3)
- Patient-focused clinical & basic research
- Pioneers in precision genomic medicine
- Expertise includes: Clinicians, laboratory and computer scientists, data analysts, and business development
- Joined City of Hope in Nov. 2016

Highlights
- Performing personalized cancer treatment since circa 2008
- 1st polygenic risk score paper published in 2008 (NEJM)
- Performing whole genome sequencing to inform cancer therapy since circa 2010
- 1st precision medicine trial for children's cancer published in 2014
- Regularly conduct 1st in human clinical trials
- Supercomputer built specifically for genomic applications
- Developer and early adopter of paradigm shifting technologies



Health Care Partners:
Community hospitals, health care systems, and oncology networks; >1000 physicians (Primary Care, Specialists, Medical Oncology, Surgeons)
Collaborations with 427 academic, medical and industry partners worldwide (28 countries & U.S. territories)
tgen
AN AFFILIATE OF City of Hope.
Spun out 16 companies
Other:
Government: Local, State (ADHS, CDPH), Federal (NIH, FDA, CDC), Philanthropy, Patients

Areas of Disease Focus
- Oncology
- Neurology
- Rare Childhood Disorders
- Diabetes
- Infectious Disease

Research Specialties
- Population Genetics
- Cancer Prevention and Early Detection
- Rare (Childhood) Disease
- Circulating Biomarkers
- Quantitative Medicine
- Infectious Disease
- Tumor Profiling/Drug Selection
- Clinical Trials

Basic Computing to High Performance Computing

Basic Data Analysis to Quantitative Medicine

www.tgen.org

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The Distribution Channel The TGen collaboration opens up a number of potential distribution channels: I. Major US Healthcare Systems Distribution II. National Distribution opportunity: Health care system test availability Cancer Centers opportunity: Testing of cancer patients an family members III. Physician networks Distribution opportunity: Physician test ordering IV. Large employers/Self-insured Distribution opportunity: Employee health and wellness programs 17

The Distribution Channel V. Disease consortiums Distribution opportunity: Clinical studies VI. State Government validity and clinical utility Distribution opportunity: Public health department “endorsement;” Public policy; Clinical utility studies VII. Federal Government Distribution opportunity: Regulatory and or policy filings, requirements, or changes 18

The Tgen Clinical Laboratory • • • • • Founded in 2011 CLIA certified in 2013 CAP certified 2014 Provided some of the world’s first clinical studies for personalized cancer treatment Spun out from TGen in 2014, provides commercial access to personalized cancer treatment via genomic profiling of DNA from tumor and normal biospecimens Provides genomic testing for cancer centers across the US In 2018, began serving City of Hope (Duarte, CA) Oncologists and Patients Serves >70 U.S. cancer centers, hospitals, universities and laboratories • • • 19

Collaborationisakeymarket advantage The University of Melbourne • Australia’s peak research-intensive institution, ranked 32nd globally Our • collaboration with The University of Melbourne was awarded an NHMRC grant Research investigation to assess the improvement in breast cancer risk prediction using polygenic risk Professor John Hopper • • • PhD in Mathematical Statistics NHMRC Senior Principal Research Fellow Director (Research) of the Centre for Epidemiology and Biostatistics in the School of • • Led by Professor John Hopper National Health and Medical Research Council is Australia’s peak funding body for cutting-edge Population Global Health at The University of Melbourne Published more than 700 papers research • This work established GTG as a global leader in polygenic risk research and development 20

Research into clinical applications GTG has an agreement in place with Memorial Sloan Kettering (MSK) and University of Cambridge • The research is led by Mark E. Robson, MD, Chief of Breast Medicine Service, Memorial Sloan Kettering MSK is the world’s oldest and largest cancer treatment and research institution Memorial Sloan Kettering was ranked second among hospitals specialising in cancer treatment in the US The University of Cambridge’s UK Institute is a world leading cancer biotech centre • • • GTG partners with world-leading research hospitals to develop the clinical use of polygenic risk scores in treatment decisions 21

Other key partnerships Ohio State University (Columbus, Ohio) • Research collaboration exploring polygenic risk as a means to more informed decision-making for women with BRCA mutations Led by Amanda Toland, Director of Clinical Genetics and a leader in the field of breast cancer risk assessment • Nurses’ Health Study • Harvard University prospective study of the risk factors for major chronic diseases in women Collaborating with principle investigators to validate new risk models for breast cancer • 22

Intellectualpropertyisouradvantage GTG has a strong patent portfolio covering the breast cancer risk assessment test 5 Patents granted in China 5 Patents granted in the US • Patent Nos. 200680051710.0; 201310524782.4; 201310524916.2 and • Patent Nos. 9,051,617; 9,068,229 and 9,702,011 covering three of the core genetic markers included in the BREVAGenplus® risk assessment test 201310524765.0 “Markers for Breast Cancer” • Patent No. 201080033130.5 Methods for Breast Cancer Risk Assessment • Patent No. 7,127,355 offering broad protection re: methods of genetic analysis (the concept of combining clinical risk assessment with genetic risk factors to improve predictability over clinical risk assessment alone) 5 Patents granted in Hong Kong • Patent Nos. 09101235.4; 12112875.1; 12112368.5 and 12112874.2 “Markers for Breast Cancer” • Patent No. 6,969,589 covering the identification of informative • Patent No. 12109000.5 Methods for Breast Cancer Risk Assessment SNPs 7 Patent families pending • • • • Markers for breast cancer Methods for genetic analysis Methods for genomic analysis Methods for assessing risk of developing colorectal cancer • • Methods for breast cancer risk assessment Methods for assessing risk of developing breast cancer Improved methods for assessing risk of developing breast cancer • 23

Scientific authority Dr. Richard Allman, Chief Scientific Officer • • Strong publication record in genetic epidemiology across multiple disease categories Collaboration for peer review and statistical validation BSc Microbiology, PhD Microbiology (Flow Cytometric Analysis of Bacteria) Honorary Fellow, Centre for Epidemiology and Biostatistics, The University of Melbourne • • Over 20 years of scientific and research experience Academic and commercial experience in research leadership, innovation management, and intellectual property strategy Academic career encompassed oncology research, drug development, and assay design, with a particular interest in the linkage between onco-genetic profile and treatment response • 24

HainanMedicalPilotZone GTG has established its Asian operations with the formation of Genetic Technologies HK and Hainan Aocheng Genetic Technologies • • Part of the Hainan Free Trade Zone Initiative Best-in-class medical care, physicians, treatments, technology and cutting-edge medical product development Hainan Free Trade Zone allows foreign companies to safely introduce IP and repatriate profits • Chinese healthcare US$925B market valued at GTG Chairman and CEO, Dr Paul Kasian proudly accepted the formal documentation to establish Genetic Technologies’ operations in Hainan, China. 25

GTG’sapproachalignswithHealthy China2030 Healthy China 2030 is the Chinese Central Government’s comprehensive healthcare policy for 1.5 billion people • • Disease prevention is a means of controlling costs Chinese government can enforce compliance with preventive healthcare protocols GTG tests can be used to predict an individual’s risk of developing disease • • • Screening and other healthcare resources can be directed to people most at risk This allows for early intervention and less costly treatment Screening every woman for breast cancer may be too costly, but it may be cost-effective to screen those with a mid-to-high 5 year risk 26

NextStepsinChina Develop collaborative relationships Deliver the benefits of genetic screening • • • • Clinical validation Regulatory approval Commercial channels • Go-to-market plan for additional genetic screening tests Engagement with key opinion leaders • • Collaboration with organisations Chinese research Laboratory testing 27

Thank you Paul Kasian Chairman and CEO paul.kasian@gtglabs.com www.gtgcorporate.com 28